07003167

SECI 07003167 :OMMISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66917

AB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/15/05 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.L. Waters Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Wood Road, Suite 203
(No. and Street)

Braintree, MA 02184
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donellon Orcutt, Patch & Stallard
(Name - if individual, state last, first, middle name)

PROCESSED

P.O. Box 350 Taunton, MA 02780
(Address) (City) (state) Zip Code)

MAR 21 2007

THOMSON FINANCIAL

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ______ Arnett L. Waters ______ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.L. Waters Capital, LLC ______ as of ______ December 31 ______ 2006 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

[illegible]
Notary Public
Commonwealth of Massachusetts
My Commission Expires 6/14/13

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

A.L. WATERS CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

Mailing Address: P.O. Box 330, Taunton, MA 02780

A.L. WATERS CAPITAL, LLC

INDEX TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Financial, LLC:

We have audited the accompanying Statement of Financial Condition of A.L. Waters, LLC, as of December 31, 2006, and the related Statements of Income, changes in Member's Equity, and Cash Flows for the period from December 15, 2005 (Date of Inception) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.L. Waters Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from December 15, 2005 (Date of Inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits A-1 and A-2, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Taunton, Massachusetts — Donellon, Orcutt, Patch & Stallard, P.C.

February 23, 2007

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

Mailing Address: P.O. Box 550, Taunton, MA 02780

EXHIBIT A

A.L. WATERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE PERIOD ENDED DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$13,166
Prepaid expenses	2,385
TOTAL ASSETS	$15,551

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 2,500
MEMBER'S EQUITY (Exhibit C)	13,051
TOTAL LIABILITIES AND MEMBER'S EQUITY	$15,551

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENT OF INCOME (LOSS)

FOR THE PERIOD FROM DECEMBER 15, 2005 (Date of Inception)
to DECEMBER 31, 2006

ADVISORY INCOME	$ 100
OPERATING EXPENSES	
Advertising	724
Professional fees	19,375
Registration & regulatory fees	12,922
Telephone	1,605
TOTAL OPERATING EXPENSES	34,626
OPERATING LOSS	(34,526)
GENERAL AND ADMINISTRATIVE EXPENSES	
Dues and Subscriptions	2,290
Insurance	1,133
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	3,423
NET LOSS	$(37,949)

See Notes to Financial Statements

EXHIBIT C

A.L. WATERS CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE PERIOD FROM DECEMBER 15, 2005 (DATE OF INCEPTION)
TO DECEMBER 31, 2006

	TOTAL MEMBER'S EQUITY
December 15, 2005	$ -
Net loss	(37,949)
Member contribution	51,000
December 31, 2006	$ 13,051

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 15, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2006

OPERATING ACTIVITIES:	
Net loss	$(37,949)
Adjustments to reconcile net loss to net cash applied to operating activities:	
Change in current assets and liabilities	
Increase in prepaid expenses	(2,385)
Increase in accrued expenses	2,500
NET CASH APPLIED TO OPERATING ACTIVITIES	(37,834)
FINANCING ACTIVITIES:	
Member Contribution	51,000
NET DECREASE IN CASH	13,166
CASH - BEGINNING	-
CASH - ENDING	$ 13,166

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does business in the New England Region.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed under the Internal Revenue Code as a Partnership. In lieu of corporate income taxes, the members of a Partnership are taxed on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

ADVERTISING

The Company expenses advertising as incurred. Advertising expense was $724 for the period ended December 31, 2006.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $10,666, which was in excess of its required net capital of $5,000. The Company's net capital ratio was 4.2 to 1.

A.L. WATERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

FOR THE PERIOD FROM DECEMBER 15, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2006

	2006
NET CAPITAL	
Member's equity	$ 13,051
DEDUCTIONS FOR NON-ALLOWED ASSETS	
Prepaid expenses	(2,385)
NET CAPITAL	$ 10,666
TOTAL AGGREGATE INDEBTEDNESS	$ 2,500
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 5,666
RATIO: Aggregate indebtedness to Net Capital	.24 to 1

There were no differences between the unaudited net capital computation and net capital reported above.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(i) and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Capital, LLC

In planning and performing our audit of the financial statements of A.L. Waters Capital, LLC, for the period from December 15, 2005 (Date of Inception) to December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

Mailing Address: P.O. Box 550, Taunton, MA 02780

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Taunton, Massachusetts Donellon, Orcutt, Patch + Stallard, P.C.

February 23, 2007

END